Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
December 28, 2009
PRICING SUPPLEMENT
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)

HSBC USA INC.
$2,028,000
5 Year Best-Of Performance Notes
Linked to the S&P 500® Index

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these 5 Year Best-Of Performance Notes. The notes offered hereby will have the terms described in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. If the terms of the notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the notes and, if a Trigger Event occurs and the Reference Return is negative, you may lose up to 90% of your initial investment.**

This pricing supplement relates to an offering of notes. The purchaser of a note will acquire a senior unsecured debt security linked to the S&P 500® Index as described below. Although the offering relates to the S&P 500® Index, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the S&P 500® Index or any component security included in the S&P 500® Index or as to the suitability of an investment in the related notes. The following key terms relate to the offering of notes:

Principal Amount:	$1,000 per note.
Reference Asset:	The S&P 500® Index (Ticker: SPX) (the "Reference Asset")
Trigger Event:	A Trigger Event occurs if, at any time during the Observation Period, the Official Closing Level (as defined below) is less than the Barrier Level.
Barrier Level:	733.06, which is equal to 65% of the Initial Level.
Contingent Minimum Return:	24.00%
Trade Date:	December 28, 2009
Pricing Date:	December 28, 2009
Original Issue Date:	December 31, 2009
Final Valuation Date:	December 26, 2014. The Final Valuation Date is subject to adjustment as described under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be December 31, 2014. The Maturity Date is subject to adjustment as described under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement.
Observation Period:	The period beginning on and including the Pricing Date and ending on and including the Final Valuation Date.
Payment at Maturity:	On the Maturity Date, for each note, we will pay you the Final Settlement Value.
Final Settlement Value:	*If a Trigger Event has occurred*, your return will (i) reflect the full positive performance of the Reference Asset if the Reference Return is positive, (ii) be zero if the Reference Return is between 0% and -10%, inclusive, or (iii) reflect loss of 1% of the Principal Amount of your investment for each percentage point that the Reference Return is below -10%. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount note will be calculated as follows:

- If the Reference Return is greater than 0%, you will receive an amount equal to $1,000 plus the product of (a) $1,000 multiplied by (b) the Reference Return;
- If the Reference Return is between 0% and -10%, inclusive, you will receive $1,000; and
- If the Reference Return is less than -10%, you will lose 1% of the Principal Amount for each percentage point that the Reference Return is below -10%. For example, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount. *If a Trigger Event has occurred and the Reference Return is less than -10%, you will lose some of your investment.* **This means that if the Reference Return is -100%, you will lose 90% of your entire investment.**

	If a Trigger Event has not occurred, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Contingent Minimum Return. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount note will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the Reference Return and (ii) the Contingent Minimum Return.
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level:	1,127.78, which was the Official Closing Level of the S&P 500® Index on the Pricing Date.
Final Level:	The Official Closing Level of the S&P 500® Index on the Final Valuation Date.
Official Closing Level:	The closing level of the S&P 500® Index on any scheduled trading day (as defined in the accompanying product supplement) as determined by the Calculation Agent and displayed on Bloomberg Professional® service page "SPX <INDEX>" or any successor page on Bloomberg Professional® services or any successor service, as applicable.
CUSIP/ISIN:	4042K0H81 / US4042K0H814
Agent's Discount per Note / Total:	$30.00 / $60,840.00
Proceeds to HSBC USA Inc. per Security / Total:	$970.00 / $1,967,160.00
Form of notes:	Book-Entry.
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-3 of this document, page PS-4 of the accompanying product supplement and page S-3 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the notes from us for distribution and will offer the notes directly to investors. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-10 of this pricing supplement.

We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

HSBC SECURITIES (USA) INC.

December 28, 2009



SUMMARY

General Terms

This pricing supplement relates to one note offering linked to the Reference Asset identified on the cover page. The purchaser of a note will acquire a security linked to a single Reference Asset. Although the offering of notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, and the product supplement dated April 9, 2009. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these 5 Year Best-Of Performance Notes. If the terms of the notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-3 of this pricing supplement, page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and product supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain :

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

Payment at Maturity

On the Maturity Date, for each note, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

- *If a Trigger Event has occurred*, your return will (i) reflect the full positive performance of the Reference Asset if the Reference Return is positive, (ii) be zero if the Reference Return is between 0% and -10%, inclusive, or (iii) reflect loss of 1% of the original Principal Amount for each percentage point that the Reference Return is below -10%. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount note will be calculated as follows:

  - If the Reference Return is greater than 0%, you will receive an amount equal to $1,000 plus the product of (a) $1,000 multiplied by (b) the Reference Return;

  - If the Reference Return is between 0% and -10%, inclusive, you will receive $1,000; and

  - If the Reference Return is less than -10%, you will lose 1% of the original Principal Amount for each percentage point that the Reference Return is below -10%. For example, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the original Principal Amount. If a Trigger Event has occurred and the Reference Return is less than the -10%, you will lose some of your investment. This means that if the Reference Return is -100%, you will lose 90% of your entire investment.

- *If a Trigger Event has not occurred*, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Contingent Minimum Return. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount note will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the Reference Return and (ii) the Contingent Minimum Return.

Trigger Event

A Trigger Event occurs if, at any time during the Observation Period, the Official Closing Level is less than the Barrier Level.

Interest

The notes will not pay periodic interest.

Calculation Agent

We or one of our affiliates will act as Calculation Agent with respect to the notes.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture will have substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Sponsor

Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P") is the reference sponsor.

INVESTOR SUITABILITY

The notes may be suitable for you if:

- ♦ You believe the level of the Reference Asset will (i) increase or (ii) decrease only moderately—meaning that you believe the level of the Reference Asset will not decline below the Barrier Level at any time during the Observation Period.
- ♦ You are willing to make an investment that is exposed to downside performance of the Reference Asset on a 1-to-1 basis for each percentage point that the Reference Return is below -10% in the event that a Trigger Event occurs.
- ♦ You are willing to forego dividends or other distributions paid to holders of stocks comprising the Reference Asset.
- ♦ You do not seek current income from this investment.
- ♦ You do not seek an investment for which there is an active secondary market.
- ♦ You are willing to hold the notes to maturity.
- ♦ You are comfortable with the creditworthiness of HSBC, as issuer of the notes.

The notes may not be suitable for you if:

- ♦ You believe the level of the Reference Asset will decline below the Barrier Level at any time during the Observation Period.
- ♦ You are unwilling to make an investment that is exposed to downside performance of the Reference Asset on a 1-to-1 basis for each percentage point that the Reference Return is below -10% in the event that a Trigger Event occurs.
- ♦ You seek an investment that is 100% principal protected.
- ♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- ♦ You prefer to receive the dividends or other distributions paid on any stocks included in the Reference Asset.
- ♦ You seek current income from this investment.
- ♦ You seek an investment for which there will be an active secondary market.
- ♦ You are unable or unwilling to hold the notes to maturity.
- ♦ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the notes.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement and on page PS-4 of the accompanying product supplement. Investing in the notes is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and product supplement.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

- • "— Risks Relating to All Note Issuances"; and

- • "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Fully Principal Protected and the Contingent Protection May Terminate at Any Time During the Observation Period.

If the Official Closing Level at any time during the Observation Period declines below the Barrier Level, you will at maturity be fully exposed to any downside performance of the Reference Asset below -10%. Under these circumstances, you will lose 1% of the Principal Amount of your investment for each percentage point that the

Reference Return is below -10%. You will be subject to this potential loss of principal even if the level of Reference Asset subsequently increases such that the Official Closing Level is greater than the Barrier Level. As a result, you may lose up to 90% of your initial investment. Your return on the notes may not reflect the return you would receive on a conventional fixed or floating rate debt instrument with a comparable term to maturity issued by HSBC or any other issuer with a similar credit rating.

The Notes are Subject to the Credit Risk of HSBC USA Inc.

The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

Your Ability to Receive the Contingent Minimum Return May Terminate at Any Time During the Observation Period.

If the Official Closing Level at any time during the Observation Period declines below the Barrier Level, you will not be entitled to receive the Contingent Minimum Return on the notes. Under these circumstances, you may lose up to 90% of your investment at maturity and will be fully exposed to any decline in the level of the Reference Asset beyond -10%.

The Notes Will Not Bear Interest.

As a holder of the notes, you will not receive periodic interest payments.

Changes that Affect the Reference Asset Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Reference Asset may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the notes.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the notes.

Uncertain Tax Treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" below, the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Final Level of the Reference Asset on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset. With respect to the notes, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity (including, where relevant, the payment in respect of the Reference Return) on a $1,000 investment in notes for a hypothetical range of performance for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. The potential returns described here assume that your notes are held to maturity. You should not take the below illustration as an indication or assurance of the expected performance of the Reference Asset or return of the notes.

The following table and examples reflect the following:
- Principal Amount: $1,000
- Initial Level: 1,127.78
- Barrier Level: 733.06, equal to 65% of the Initial Level
- Contingent Minimum Return: 24.00%

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Total Return	
		Trigger Event Has Not Occurred[1]	Trigger Event Has Occurred[2]
2,255.56	100.00%	100.00%	100.00%
2,030.00	80.00%	80.00%	80.00%
1,804.45	60.00%	60.00%	60.00%
1,691.67	50.00%	50.00%	50.00%
1,578.89	40.00%	40.00%	40.00%
1,466.11	30.00%	30.00%	30.00%
1,398.45	24.00%	24.00%	24.00%
1,353.34	20.00%	24.00%	20.00%
1,296.95	15.00%	24.00%	15.00%
1,240.56	10.00%	24.00%	10.00%
1,184.17	5.00%	24.00%	5.00%
1,139.06	1.00%	24.00%	1.00%
1,127.78	**0.00%**	**24.00%**	**0.00%**
1,071.39	-5.00%	**24.00%**	**0.00%**
1,015.00	-10.00%	**24.00%**	**0.00%**
958.43	-15.00%	**24.00%**	-5.00%
902.22	-20.00%	**24.00%**	-10.00%
789.45	-30.00%	**24.00%**	-20.00%
733.06	-35.00%	**24.00%**	-25.00%
676.67	-40.00%	N/A	-30.00%
563.89	-50.00%	N/A	-40.00%
451.11	-60.00%	N/A	-50.00%
338.33	-70.00%	N/A	-60.00%
225.56	-80.00%	N/A	-70.00%
112.78	-90.00%	N/A	-80.00%
0.00	-100.00%	N/A	-90.00%

(1) The Official Closing Level has not declined below the Hypothetical Barrier Level (65% of the Hypothetical Initial Level) at any time during the Observation Period.

(2) The Official Closing Level has declined below the Hypothetical Barrier Level at any time during the Observation Period.

Example 1: A Trigger Event has not occurred, and the level of the Reference Asset increases from the Initial Level of 1,127.78 to a Final Level of 1,240.56.

	Reference Asset
Initial Level	1,127.78
Final Level	1,240.56
Reference Return	10%
Final Settlement Value:	**$1,240.00**

Here, the Reference Return is 10%.

Because a Trigger Event has not occurred, the Final Settlement Value equals the principal amount of the note plus the product of (a) the principal amount multiplied by (b) the greater of (1) the Reference Return and (2) the Contingent Minimum Return. Accordingly, at maturity, for each $1,000 principal amount of notes, the Final Settlement Value in this example would equal $1,000 plus (a) $1,000 multiplied by (b) 24.00%. Therefore, the notes would pay $1,240.00 at maturity for each $1,000 principal amount of notes.

Example 1 shows that you are assured the return of your principal investment plus no less than the Contingent Minimum Return when a Trigger Event has not occurred.

Example 2: A Trigger Event has not occurred, and the level of the Reference Asset decreases from the Initial Level of 1,127.78 to a Final Level of 958.43.

	Reference Asset
Initial Level	1,127.78
Final Level	958.43
Reference Return	-15%
Final Settlement Value:	**$1,240.00**

Here, the Reference Return is -15%.

Because a Trigger Event has not occurred, the Final Settlement Value equals the principal amount of the note plus the product of (a) the principal amount multiplied by (b) the greater of (1) the Reference Return and (2) the Contingent Minimum Return. Accordingly, at maturity, for each $1,000 principal amount of notes, the Final Settlement Value in this example would equal $1,000 plus (a) $1,000 multiplied by (b) 24.00%. Therefore, the notes would pay $1,240.00 at maturity for each $1,000 principal amount of notes.

Example 2 illustrates how you are protected by the Contingent Minimum Return in the event that the Reference Return is negative but no Trigger Event has occurred.

Example 3: A Trigger Event has not occurred, and the level of the Reference Asset increases from the Initial Level of 1,127.78 to a Final Level of 1,466.11.

	Reference Asset
Initial Level	1,127.78
Final Level	1,466.11
Reference Return	30%
Final Settlement Value:	**$1,300.00**

Here, the Reference Return is 30%.

Because a Trigger Event has not occurred, the Final Settlement Value equals the principal amount of the note plus the product of (a) the principal amount multiplied by (b) the greater of (1) the Reference Return and (2) the Contingent Minimum Return. Accordingly, at maturity, for each $1,000 principal amount of notes, the Final Settlement Value in this example would equal $1,000 plus (a) $1,000 multiplied by (b) 30%. Therefore, the notes would pay $1,300.00 at maturity for each $1,000 principal amount of notes.

Example 3 shows that where the Reference Return is greater than the Contingent Minimum Return, you will participate in the full positive performance of the Reference Asset and receive a return at maturity greater than the Contingent Minimum Return.

Example 4: A Trigger Event has occurred, and the level of the Reference Asset increases from the Initial Level of 1,127.78 to a Final Level of 1,296.95.

	Reference Asset
Initial Level	1,127.78
Ending level	1,296.95
Reference Return	15%
Final Settlement Value:	**$1,150.00**

Here, the Reference Return is 15%.

Because a Trigger Event has occurred and the Reference Return is greater than 0%, you will receive an amount equal to $1,000 plus the product of (a) $1,000 multiplied by (b) the Reference Return, for each $1,000 principal amount of notes. Accordingly, at maturity, the Final Settlement Value would be equal to $1,150.00 for each $1,000 principal amount of notes, and you would receive a return of 15% of your principal amount.

Example 4 shows that if a Trigger Event occurs and the Reference Return is positive, you will receive a positive return on your notes.

Example 5: A Trigger Event has occurred, and the level of the Reference Asset decreases from the Initial Level of 1,127.78 to a Final Level of 1,071.39.

	Reference Asset
Initial Level	1,127.78
Ending level	1,071.39
Reference Return	-5%
Final Settlement Value:	**$1,000**

Here, the Reference Return is -5%.

Because a Trigger Event has occurred and the Reference Return is between 0% and -10%, inclusive, at maturity, you will receive your principal amount of $1,000 for each $1,000 principal amount of notes,.

Example 5 shows that even if a Trigger Event occurs, you are assured the return of your principal investment where the level of the Reference Asset declines by no more than 10% over the term of the notes. Nonetheless, the receipt of only the principal amount at maturity may be less than the return that you would have received from a conventional debt security.

Example 6: A Trigger Event has occurred, and the level of the Reference Asset decreases from the Initial Level of 1,127.78 to a Final Level of 563.89.

	Reference Asset
Initial Level	1,127.78
Ending level	563.89
Reference Return	-50%
Final Settlement Value:	**$600.00**

Here, the Reference Return is -50%.

Because a Trigger Event has occurred and the Reference Return is less than -10%, you will lose 1% of your Principal Amount for each percentage point that the Reference Return is below -10%. Accordingly, at maturity, the Final Settlement Value would be equal to $600.00 for each $1,000 principal amount of notes, and you would suffer a loss of 40% of your principal amount.

Example 6 shows that you may lose some of your initial investment if a Trigger Event occurs and the Reference Return is less than -10%.

DESCRIPTION OF THE REFERENCE ASSET

General

This pricing supplement is not an offer to sell and it is not an offer to buy interests in the Reference Asset or any of the stocks comprising the Reference Asset. All disclosures contained in this pricing supplement regarding a Reference Asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any Reference Asset or any constituent included in any Reference Asset contained in this pricing supplement. You should make your own investigation into each Reference Asset.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

The S&P 500® Index

We have derived all information relating to the reference asset, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P"). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the reference asset at any time.

S&P publishes the reference asset.

The reference asset is a capitalization weighted index and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Reference Asset, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. S&P chooses companies for inclusion in the Reference Asset with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Reference Asset with the approximate percentage of the market capitalization of the Index included in each group as of December 28, 2009 indicated in parentheses: Industrials (10.27%), Utilities (3.72%), Telecommunication Services (3.16%), Materials (3.60%), Information Technology (19.78%), Energy (11.52%), Consumer Staples (11.36%), Consumer Discretionary (9.58%), Health Care (12.67%) and Financials (14.32%). Changes in the Reference Asset are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service under the symbol "SPX" and on the S&P website. Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. The reference asset does not reflect the payment of dividends on the stocks included in the reference asset.

Computation of the Reference Asset

S&P currently computes the reference asset as of a particular time as follows:

(i)   the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the "market value" of that stock);

(ii)   the market values of all component stocks as of that time are aggregated;

(iii)   the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv)   the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

(v)   the current aggregate market value of all component stocks is divided by the base value; and

(vi)   the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the reference asset, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the reference asset.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

- the issuance of stock dividends,

- the granting to shareholders of rights to purchase additional shares of stock,

- the purchase of shares by employees pursuant to employee benefit plans,

- consolidations and acquisitions,

- the granting to shareholders of rights to purchase other securities of the company,

- the substitution by S&P of particular component stocks in the reference asset, and

- other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

$$\text{Old Base Value} \times \frac{\text{New Market Value}}{\text{Old Market Value}} = \text{New Base Value}$$

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the reference asset.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the reference asset and a reference asset component's market value.

License Agreement with Standard & Poor's Financial Services LLC ("S&P"):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P's in connection with some products, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in financial products generally or in the notes particularly or the ability of the S&P 500® to track general stock market performance. S&P's only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC or the notes. S&P has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

Historical Performance of the Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical Official Closing Levels from January 2, 2004 through December 28, 2009. The Official Closing Level for the Reference Asset on December 28, 2009 was 1,127.78. We obtained the Official Closing Levels below from Bloomberg Professional® Service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service.

Historical Performance of the S&P 500® Index



Source: Bloomberg

The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in a Payment at Maturity of more than $100 per $1,000 principal amount of notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the notes from HSBC for distribution to other registered broker dealers or will offer the notes directly to investors. HSBC Securities (USA) Inc., for any notes it sells directly to investors, and such other registered broker dealers will receive discounts and commissions of approximately $30.00 for each $1,000 principal amount of notes (calculated as if the notes were to price today).

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may this pricing supplement in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a pre-paid forward or other executory contract with respect to the Reference Asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the notes as pre-paid forward or other executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the note for more than one year at such time for U.S. federal income tax purposes. For a discussion of certain of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement, product supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement, product supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying prospectus supplement, product supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying product supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS

Pricing Supplement

Product Supplement

Prospectus Supplement

Prospectus

HSBC USA Inc.

$2,028,000

5 Year Best-Of Performance Notes Linked to the S&P 500® Index

December 28, 2009

PRICING SUPPLEMENT